Exhibit 12.1

Snap Inc.

Computations of Ratios of Earnings to Fixed Charges

(In thousands)

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Earnings available for fixed charges:
Loss before income taxes	$(384,207)	$(2,211,851)	$(3,463,408)	$(521,723)	$(380,482)
Equity in investee losses	251	―	999	3,880	268
Fixed charges, excluding capitalized interest	6,184	4,985	21,195	10,379	3,772
Amortization of capitalized interest	11	11	43	18	―
Total earnings available for fixed charges	$(377,761)	$(2,206,855)	$(3,441,171)	$(507,446)	$(376,442)
Fixed charges:
Interest expense (1)	$934	$695	$3,456	$2,249	$1,104
Estimated interest component of rent expense	5,250	4,290	17,739	8,955	3,772
Total fixed charges	$6,184	$4,985	$21,195	$11,204	$4,876
Ratio of earnings to fixed charges (2)	―	―	―	―	―

(1)	Interest expense includes amortization of debt-related expenses and capitalized interest.
(2)

Earnings in the three months ended March 31, 2018 and 2017 were insufficient to cover fixed charges by $383.9 million and $2.2 billion, respectively. Earnings in the years ended December 31, 2017, 2016, and 2015 were insufficient to cover fixed charges by $3.5 billion, $518.7 million, and $381.3 million, respectively.